                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 5)*




                                 Omnicare, Inc.
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                        Common Shares, $1.00 Par Value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   681904108
  -----------------------------------------------------------------------------
                                 (Cusip Number)




Check the following if a fee is being paid with this statement ___.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              TERMINATING FILING

                              Page 1 of 8 pages

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
       CUSIP NO. 681904108                                                  13G          PAGE 2 OF 8 PAGES

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Fifth Third Bancorp
       31-0854434

   2   CHECK THE APPROPRIATE BOX IF A
       MEMBER OF A GROUP*
                                                                       (a)    /x /

                                                                       (b)   /  /
   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Ohio corporation

                                             5   SOLE VOTING POWER
                                                                           8,800
                    Number of
                      Shares                 6   SHARED VOTING
                   Beneficially                  POWER                    30,064
                     Owned By
                  Each Reporting             7   SOLE DISPOSITIVE
                   Person With                   POWER                     6,800

                                             8   SHARED
                                                 DISPOSITIVE POWER
                                                                         392,782

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON

                      431,646

  10   CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (9) EXCLUDES CERTAIN SHARES*

                  Not Applicable

  11   PERCENT OF CLASS REPRESENTED BY
       AMOUNT IN ROW 9

                       4.63%

  12   TYPE OF REPORTING PERSON*

                        HC



                               Page 2 of 8 pages


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
       CUSIP NO. 681904108                                                  13G          PAGE 3 OF 8 PAGES

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Fifth Third Bank
       31-0854433

   2   CHECK THE APPROPRIATE BOX IF A
       MEMBER OF A GROUP*
                                                                       (a)   /x /

                                                                       (b)   /  /
   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Ohio corporation

                                             5   SOLE VOTING POWER
                                                                           2,000
                    Number of
                      Shares                 6   SHARED VOTING
                   Beneficially                  POWER                    30,064
                     Owned By
                  Each Reporting             7   SOLE DISPOSITIVE
                   Person With                   POWER                         0

                                             8   SHARED
                                                 DISPOSITIVE POWER
                                                                         392,782

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON

                     424,846

  10   CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (9) EXCLUDES CERTAIN SHARES*

                  Not Applicable

  11   PERCENT OF CLASS REPRESENTED BY
       AMOUNT IN ROW 9

                       4.56%

  12   TYPE OF REPORTING PERSON*

                        BC


                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 3 of 8 pages

       CUSIP NO. 681904108                                                  13G            PAGE 4 OF 8 PAGES

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Fifth Third Bank, Trustee for the Omnicare Stock
       Ownership Plan
       31-1051736

   2   CHECK THE APPROPRIATE BOX IF A
       MEMBER OF A GROUP*
                                                                       (a)    /x /

                                                                       (b)   /  /
   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Ohio corporation

                                             5   SOLE VOTING POWER
                                                                               0
                    Number of
                      Shares                 6   SHARED VOTING
                   Beneficially                  POWER                    30,064
                     Owned By
                  Each Reporting             7   SOLE DISPOSITIVE
                   Person With                   POWER                         0

                                             8   SHARED
                                                 DISPOSITIVE POWER
                                                                         392,782

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON

                     422,846

  10   CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (9) EXCLUDES CERTAIN SHARES*

                  Not Applicable

  11   PERCENT OF CLASS REPRESENTED BY
       AMOUNT IN ROW 9

                      4.54%

  12   TYPE OF REPORTING PERSON*

                        EP


                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 4 of 8 pages

OMNICARE, INC.
681904108


ITEM 1 (A).  NAME OF ISSUER:

             Omnicare, Inc.


ITEM 1 (B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

             2800 Chemed Center
             255 E. Fifth Street
             Cincinnati, Ohio 45202-4728


ITEM 2 (A)-(C) NAMES, ADDRESSES & CITIZENSHIP OF PERSONS FILING:

             Fifth Third Bancorp
             38 Fountain Square Plaza
             Cincinnati, Ohio 45263

             The Fifth Third Bank
             38 Fountain Square Plaza
             Cincinnati, Ohio 45263

             The Fifth Third Bank, Trustee for the
             Omnicare Stock Ownership Plan
             38 Fountain Square Plaza
             Cincinnati, Ohio 45263


ITEM 2 (D).  TITLE OF CLASS OF SECURITIES:

             Common Shares, $1.00 par value


ITEM 2 (E).  CUSIP NUMBER:

             681904108

ITEM 3 Fifth Third Bancorp is filing as a parent holding company in accordance with Section 240.13(d-1)(b)(ii)(G) of the Exchange Act Rules.

             The Fifth Third Bank is filing as a bank in accordance with
             Section 240.13 (d-1)(b)(ii)(B) of the Exchange Act Rules.

             The Omnicare Stock Ownership Plan, by its trustee, The Fifth Third Bank, is filing as an Employee Benefit Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) in accordance with Section 240.13(d-1)(b)(ii)(F) of the Exchange Act Rules.


                               Page 5 of 8 pages

OMNICARE, INC.
681904108

ITEM 4.  OWNERSHIP:

         This report relates to aggregate holdings of 466,321 outstanding shares of the common stock of Omnicare, Inc. $1.00 par value, 422,846 of which are held by The Fifth Third Bank as Trustee of the Omnicare Stock Ownership Plan, which is joining in this filing.

         The following tabulation sets forth the shares with respect of which voting rights are held or shared and those shares to which there is the power of disposal.

(a)      Amount Beneficially Owned:

         Fifth Third Bancorp has neither voting power nor dispositive power with respect to 34,675 shares of Omnicare, Inc. stock. The remaining 431,646 shares of the outstanding stock may be deemed beneficially held. 422,846 shares are held by the Omnicare Stock Ownership Plan of which 30,064 shares have shared voting power and no dispositive power; 392,782 shares have no voting power and shared dispositive power and are deemed beneficially owned. Fifth Third Bancorp and Fifth Third Bank in other fiduciary relationships have 2,000 shares with full voting and no dispositive power, 6,800 shares with full voting and full dispositive power, all of which are deemed beneficially owned.

(b)      Percentage of Class:

         The Fifth Third Bank as Trustee to the Omnicare Stock
         Ownership Plan has 4.54% of the outstanding shares. The Fifth Third Bank in other fiduciary relationships has 0.02%.
         Aggregate beneficial ownership by The Fifth Third Bank and Fifth Third Bancorp is 4.63%.



                               Page 6 of 8 pages


OMNICARE, INC.
681904108

(c)  Number of Shares as to which such Person has:

                              Fifth Third Bank             Fifth Third Bancorp            Fifth
                               as Trustee for              & Fifth Third Bank             Third
                               Omnicare Stock              in Other Fiduciary            Bancorp
                               Ownership Plan                   Holdings                  Total
                              ----------------             -------------------           -------


(i)     Sole Power to
        Vote or to
        Direct the Vote               0                           8,800                   8,800

(ii)   Shared Power to
       Vote or to
       Direct the Vote           30,064                               0                  30,064

(iii)  Sole Power to
       Dispose or to
       Direct the
       Disposition of                 0                           6,800                   6,800

(iv)   Shared Power to
       Dispose or to
       Direct the
       Disposition of           392,782                               0                 392,782



ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. X
                     ---

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON

          Not applicable

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY:

          This report is being filed by Fifth Third Bancorp as the parent holding company (HC), The Fifth Third Bank as one of its banking subsidiaries (BK), and The Fifth Third Bank as Trustee of the Omnicare Stock Ownership Plan (EP).


                               Page 7 of 8 pages

OMNICARE, INC.
681904108

ITEMS 8-9  Not Applicable


ITEM 10.  CERTIFICATION



          By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 7, 1994                                February 7, 1994
- ----------------                                ----------------
Date                                            Date

THE FIFTH THIRD BANK                            FIFTH THIRD BANCORP


By: JOHN B. SCHMITZ                             By: MICHAEL K. KEATING
    -----------------------------                   ---------------------------

Name: John B. Schmitz                           Name: Michael K. Keating
      ---------------------------                     -------------------------
Title: Vice President and Trust Officer               Title: Secretary



February 7, 1994
- ----------------
Date

THE FIFTH THIRD BANK AS TRUSTEE
OF OMNICARE STOCK OWNERSHIP PLAN

By: JOHN B. SCHMITZ
    -----------------------------

Name: John B. Schmitz
      ---------------------------
Title: Vice President and Trust Officer


                               Page 8 of 8 pages